Champion Natural Health.com Inc.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416)250-6699
Facsimile: (416)250-7726

EXEMPTION NUMBER 82-4485

03037531

SUPPL

03 NOV 18 AM 7:21

PRESS RELEASE

FOR IMMEDIATE RELEASE
November 19, 2003

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES THAT IT HAS CANCELLED ITS ACQUISITION OF WELLBEING INC.("WELLBEING).

Champion wishes to announce that it has cancelled its acquisition of Wellbeing as reported in a press release dated August 14, 2003. Due to unfavourable market conditions, Champion and the original owner of Wellbeing have negotiated a cancellation of the August 14, 2003 acquisition of Wellbeing by Champion and the resulting cancellation (reversal of treasury direction) related to the 500,000 units of Champion issued to acquire Wellbeing (the units are being cancelled and the transaction is being considered null and void). The cancellation of the August 14, 2003 acquisition takes effect immediately.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/21

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

DELIVERED BY FAX 1-202-942-9624

November 19, 2003

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached Form 27 Material Change Report

Dear Sir:

Please find enclosed a copy of Champion's November 19, 2003 Form 27 Material Change Report filed November 19, 2003.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

EXEMPTION NUMBER
82-4485

FORM 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

Item 1. **Reporting Issuer**

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Willowdale, Ontario
M2M 4J4

Item 2. **Date of Material Change**

A material change took place on November 19, 2003.

Item 3. **Press Release**

On November 19, 2003 a news release in respect of the material change was released by telecopier through the facilities of CCN Matthews.

Item 4. **Summary of Material Change**

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5. **Full Description of Material Change**

A full description of the material change is contained under Item 4.

Item 6. **Reliance on Section 75(3) of the Act**

The report is not being filed on a confidential basis.

Item 7. **Omitted Information**

No information has been omitted.

Item 8. **Senior Officer**

Larry Melnick, President, at (416) 250-6699

EXEMPTION NUMBER
82-4485

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, this 19th day of November, 2003.

CHAMPION NATURAL HEALTH.COM INC.

Per: ____________________________
Larry Melnick, President

SCHEDULE "A"

EXEMPTION NUMBER 82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

Telephone: (416) 250-6699
Facsimile: (416) 250-7726

PRESS RELEASE

FOR IMMEDIATE RELEASE
November 19, 2003

Trading on the Canadian Trading and Quotation System
NUMBER OF SHARES ISSUED: 8,658,303

CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION") ANNOUNCES THAT IT HAS CANCELLED ITS ACQUISITION OF WELLBEING INC. ("WELLBEING")

Champion wishes to announce that it has cancelled its acquisition of Wellbeing as reported in a press release dated August 14, 2003. Due to unfavourable market conditions, Champion and the original owner of Wellbeing have negotiated a cancellation of the August 14, 2003 acquisition of Wellbeing by Champion and the resulting cancellation (reversal of treasury direction) related to the 500,000 units of Champion issued to acquire Wellbeing (the units are being cancelled and the transaction is being considered null and void). The cancellation of the August 14, 2003 acquisition takes effect immediately.

Champion is an investment holding company with investments in the natural health industry.

Champion will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

For further information please contact Mr. Larry Melnick, President at (416) 250-6699.

NO SECURITIES REGULATORY AUTHORITY OR STOCK EXCHANGE HAS APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED IN THIS PRESS RELEASE